                                                               Exhibit (k)(ii)

SUBSCRIPTION AGENT AGREEMENT

         This Subscription Agent Agreement (the "Agreement") is made as of __________, 2008 between The Gabelli Global Deal Fund (the "Company") and [                       ], (the "Agent" or "Subscription Agent"). All terms not defined herein shall have the meaning given in the prospectus (the "Prospectus") included in the Registration Statement on Form N-2, File Nos. 333-149864 and 811-21969 filed by the Company with the Securities and Exchange Commission on August 6, 2008, as amended and supplemented by any amendment and supplement filed with respect thereto (the "Registration Statement").

         WHEREAS, the Company proposes to issue certificates or other evidences of subscription rights, in the form designated by the Company (the "Subscription Certificates") to shareholders of record (the "Shareholders") of its Common Shares of beneficial interest, par value $0.001 per share ("Preferred Shares"), as of a record date specified by the Company (the "Record Date"), pursuant to which each Shareholder will have certain rights (the "Rights") to subscribe for shares of Preferred Shares, as described in and upon such terms as are set forth in the Prospectus, a final copy of which has been or, upon availability will promptly be, delivered to the Agent; and

         WHEREAS, the Company wishes the Agent to perform certain acts on behalf of the Company, and the Agent is willing to so act, in connection with the distribution of the Subscription Certificates and the issuance, exercise, and sale of the Rights to subscribe therein set forth, all upon the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements set forth herein, the parties agree as follows:

1.      Appointment.

         The Company hereby appoints the Agent to act as subscription agent in connection with the distribution of Subscription Certificates and the issuance and exercise of the Rights in accordance with the terms set forth in this Agreement and the Agent hereby accepts such appointment.

2.      Form and Execution of Subscription Certificates.

         A. Each Subscription Certificate shall be irrevocable. The Agent shall maintain a register of Subscription Certificates and the holders of record thereof (each of whom shall be deemed a "Shareholder" hereunder for purposes of determining the rights of holders of Subscription Certificates). Each Subscription Certificate shall, subject to the provisions thereof, entitle the Shareholder in whose name it is recorded to the following:

                  (1) The right to acquire during the Subscription Period, as defined in the Prospectus, at the Subscription Price, as defined in the Prospectus, a number of Preferred Shares equal to one Preferred Share for every ten Rights (the "Primary Subscription Right"); and

                  (2) The right to subscribe for additional Preferred Shares, subject to the availability of such shares and to the allotment of such shares as may be available among Rights holders who exercise Over-Subscription Rights on the basis specified in the Prospectus; (the "Over-Subscription Privilege").

3.      Rights and Issuance of Subscription Certificates.

         A. Each Subscription Certificate shall evidence the Rights of the Shareholder therein named to purchase Preferred Shares upon the terms and conditions therein and herein set forth.

           B. Upon the written advice of the Company, signed by any of its duly authorized officers, as to the Record Date, the Agent shall, from a list of the Company Shareholders as of the Record Date to be prepared by the Agent, prepare and record Subscription Certificates in the names of the Shareholders, setting forth the number of Rights to subscribe for the Company's Preferred Shares calculated on the basis of ten Rights for each Preferred Share recorded on the books in the name of each such Shareholder as of the Record Date. The number of Rights that are issued to Record Date Shareholders will be rounded up, by the Agent, to the nearest number of full Rights, as fractional rights will not be issued. Each Subscription Certificate shall be dated as of the Record Date and shall be executed manually or by facsimile signature of a duly authorized officer of the Subscription Agent. Upon the written advice, signed as aforesaid, as to the effective date of the Registration Statement, the Agent shall promptly countersign and deliver the Subscription Certificates, together with a copy of the Prospectus, instruction letter and any other document as the Company deems necessary or appropriate, to all Shareholders with record addresses in the United States (including its territories and possessions and the District of Columbia) and Canada. Delivery shall be by first class mail (without registration or insurance), except for those Shareholders having a registered address outside the United States and Canada. Delivery shall be by air mail (without registration or insurance) and by first class mail (without registration or insurance) to those Shareholders having APO or FPO addresses. No Subscription Certificate shall be valid for any purpose unless so executed.

         C. The Agent will mail a copy of the Prospectus, instruction letter, a special notice and other documents as the Company deems necessary or appropriate, if any, but not Subscription Certificates to Record Date Shareholders whose record addresses are outside the United States (including its territories and possessions and the District of Columbia ) and Canada ("Foreign Record Date Shareholders"). The Rights to which such Subscription Certificates relate will be held by the Agent for such Foreign Record Date Shareholders' accounts until instructions are received to exercise, sell or transfer the Rights, provided, however, that if the Agent has received no instruction by the third Business Day prior to the Expiration Date or the Company has determined that the rights offering may not be made to a particular shareholder, the Agent will attempt to sell all of such shareholder's Rights and remit the net proceeds, if any, to such shareholders.

4.      Exercise.

         A. Record Date Shareholders may acquire Preferred Shares via a Primary Subscription and pursuant to the Over-Subscription Privilege by delivery to the Agent as specified in the Prospectus of (i) the Subscription Certificate with respect thereto, duly executed by such Shareholder in accordance with and as provided by the terms and conditions of the Subscription Certificate, together with (ii) the estimated purchase price, as disclosed in the Prospectus, for each Preferred Share subscribed for by exercise of such Rights, in U.S. dollars by money order or check drawn on a bank in the United States (provided, however, that holders of Rights who are residents of Canada may make payment in U.S. dollars by money order or check drawn on a bank located in Canada), in each case payable to the order of the Company.

         B. Rights may be exercised at any time after the date of issuance of the Subscription Certificates with respect thereto but no later than 5:00 P.M. New York time on such date as the Company shall designate to the Agent in writing (the "Expiration Date"). For the purpose of determining the time of the exercise of any Rights, delivery of any material to the Agent shall be deemed to occur when such materials are received at the Investor Services division of the Agent at the address specified in the Prospectus.

           C. Notwithstanding the provisions of Section 4 (a) and 4 (b) regarding delivery of an executed Subscription Certificate to the Agent prior to 5:00 P.M. New York time on the Expiration Date, if prior to such time the Agent receives a Notice of Guaranteed Delivery by facsimile (telecopy) or otherwise from a bank, a trust company or a New York Stock Exchange member guaranteeing delivery of a properly completed and executed Subscription Certificate and payment in full, then such exercise of Primary Subscription Rights and Over-Subscription Rights shall be regarded as timely, subject, however, to receipt of the duly executed Subscription Certificate and full payment within three Business Days (as defined below) after the Expiration Date (the "Protect Period"). For the purposes of the Prospectus and this Agreement, "Business Day" shall mean any day on which trading is conducted on the New York Stock Exchange.

           D. Within ten Business Days after the Expiration Date, the Agent shall send to each exercising shareholder (or, if Common Shares on the Record Date are held by Cede & Co. or any other depository or nominee, to Cede & Co. or such other depository or nominee) a confirmation showing the number of Common Shares acquired pursuant to the Primary Subscription, and, if applicable, the Over-Subscription Privilege, the per share and total purchase price for such shares, and any additional amount payable to the Company by such shareholder or any excess to be refunded by the Company to such shareholder.

        E. Any excess payment to be refunded by the Company to a shareholder will be mailed by the Agent within fifteen Business Days after the Confirmation Date.

5.     Validity of Subscriptions.

         Irregular subscriptions not otherwise covered by specific instructions herein shall be referred to an appropriate officer of the Company and handled in accordance with his or her instructions. Such instructions will be documented by the Agent indicating the instructing officer and the date thereof.

6.      Over-Subscription.

         If, after allocation of shares of Common Shares to Record Date Shareholders, there remain unexercised Rights, then the Agent shall allot the shares issuable upon exercise of such unexercised Rights in accordance with the allocation set forth in the Registration Statement. The Agent shall advise the Company immediately upon the completion of the allocation set forth in the Registration Statement as to the total number of shares subscribed and distributable.

7.      Delivery of Shares.

         The Agent will deliver (i) Statements of Holding reflecting new Preferred Shares of the Direct Registration System, representing those shares of Preferred Shares purchased pursuant to exercise of Primary Subscription Rights as soon as practicable after the corresponding Rights have been validly exercised and full payment for such shares cleared and (ii) Statements of Holding representing those shares purchased pursuant to the exercise of the Over-Subscription Privilege as soon as practicable after the Expiration Date and after all allocations have been effected.

8.      Holding Proceeds of Rights Offering.

         A. All proceeds received by the Agent from Shareholders in respect of the exercise of Rights shall be held by the Agent, on behalf of the Company, in a segregated account (the "Account"). No interest shall accrue to the Company or shareholders on funds held in the Account pending disbursement in the manner described in Section 4(E) above.

         B. The Agent shall deliver all proceeds received in respect of the exercise of Rights to the Company as promptly as practicable, but in no event later than fifteen business days after the Confirmation Date.

         C. The Company acknowledges that the bank accounts maintained by the Agent in connection with the services provided under this Agreement will be in its name and that the Agent may receive investment earnings in connection with the investment at the Agent's risk and for its benefit of funds held in those accounts from time to time.

9.      Sale of Rights.

 Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Agent must be received on or before ____,2008. Upon the timely receipt of the appropriate instructions to sell Rights, the Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of commissions, to the holders. If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted the average price received by the Agent on the day such Rights are sold. The selling Rights holder will pay all brokerage commissions incurred by the Agent. These sales may be effected by the Rights Agent through Gabelli & Company, Inc., (the "Dealer Manager") a registered broker-dealer and an affiliate of the Investment Adviser, at a commission of up to [$0.02] per Right, provided that, if the Agent is able to negotiate a lower brokerage commission with an independent broker, the Rights Agent will execute these sales through that independent broker. The Rights Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the fourth Business Day prior to the Expiration Date. These sales will be made net of commissions on behalf of the nonclaiming holders of Rights. Proceeds from those sales will be held by American Stock Transfer & Trust Company, in its capacity as the Company's transfer agent, for the account of the nonclaiming holder of rights until the proceeds are either claimed or escheated. There can be no assurance that the Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Agent has guaranteed any minimum sales price for the Rights. All of these Rights will be sold at the market price, if any, on the [NYSE or through an unaffiliated market maker if no market exists on the NYSE.]

10.    Method of Transferring Rights.

 The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

         Neither the Company nor the Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

         All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be paid by the Agent.

         The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Subscription may be effected through, the facilities of DTC.

11.    Reports.

         Daily, during the period commencing on __________, until termination of the Subscription Period, the Agent will report by telephone or telecopier, confirmed by letter, to a duly authorized officer of the Company, data regarding Rights exercised, the total number of Preferred Shares subscribed for, and payments received therefor, bringing forward the figures from the previous day's report in each case so as to show the cumulative totals and any such other information as may be mutually determined by the Company and the Agent.

12.    Loss or Mutilation.

         If any Subscription Certificate is lost, stolen, mutilated or destroyed, the Agent may, on such terms which will indemnify and protect the Company and the Agent as the Agent may in its discretion impose (which shall, in the case of a mutilated Subscription Certificate include the surrender and cancellation thereof), issue a new Subscription Certificate of like denomination in substitution for the Subscription Certificate so lost, stolen, mutilated or destroyed.

13.    Compensation for Services.

         The Company agrees to pay to the Agent compensation for its services hereunder in accordance with its fee schedule (the "Fee Schedule") to act as Agent attached hereto as Exhibit A.  The Company further agrees that it will reimburse the Agent for its reasonable out-of-pocket expenses incurred in the performance of its duties as such.

14.    Instructions, Indemnification and Limitation of Liability.

         The Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions:

         A. The Agent shall be entitled to rely upon any instructions or directions furnished to it by a duly authorized officer of the Company, whether in conformity with the provisions of this Agreement or constituting a modification hereof or a supplement hereto. Without limiting the generality of the foregoing or any other provision of this Agreement, the Agent, in connection with its duties hereunder, shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack thereof of any instruction or direction from an officer of the Company which conforms to the applicable requirements of this Agreement and which the Agent reasonably believes to be genuine and shall not be liable for any delays, errors or loss of data occurring by reason of circumstances beyond the Agent's control.

         B. The Company will indemnify the Agent and its nominees against, and hold it harmless from, all liability and expense which may arise out of or in connection with the services described in this Agreement or the instructions or directions furnished to the Agent relating to this Agreement by an appropriate officer of the Company, except for any liability or expense which shall arise out of the gross negligence, bad faith or willful misconduct of the Agent or such nominees.

         Promptly after the receipt by the Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Agent shall, if a claim in respect thereof is to be made against the Company, notify the Company thereof in writing. The Company shall be entitled to participate as its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding. For the purposes of this Section 1, the term "expense or loss" means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Agent, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

        C. The Agent shall be responsible for and shall indemnify and hold the Company harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to Agent's refusal or failure to comply with the terms of this Agreement, or which arise out of Agent's negligence or willful misconduct or which arise out of the breach of any representation or warranty of Agent hereunder, for which Agent is not entitled to indemnification under this Agreement; provided, however, that Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to Agent as fees and charges, but not including reimbursable expenses, during the six (6) calendar months immediately preceding the event for which recovery from the Agent is being sought.

15.    Changes in Subscription Certificate.

         The Agent may, without the consent or concurrence of the Shareholders in whose names Subscription Certificates are registered, by supplemental agreement or otherwise, concur with the Company in making any changes or corrections in a Subscription Certificate that it shall have been advised by counsel (who may be counsel for the Company) is appropriate to cure any ambiguity or to correct any defective or inconsistent provision or clerical omission or mistake or manifest error therein or herein contained, and which shall not be inconsistent with the provision of the Subscription Certificate except insofar as any such change may confer additional rights upon the Shareholders.

16.    Assignment/Delegation.

         A. Except as provided in Section 16(B) below, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated by either party without the written consent of the other party.

         B. The Agent may, without further consent on the part of the Company, subcontract with other subcontractors for systems, processing, telephone and mailing services, and post-exchange activities, as may be required from time to time; provided, however, that the Agent shall be as fully responsible to the Company for the acts and omissions of any subcontractor as it is for its own acts and omissions.

         C. Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Agent and the Company and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Agent and the Company.

17.    Governing Law.

         The validity, interpretation and performance of this Agreement shall be governed by the law of the [Preferredwealth of Massachusetts] and shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and permitted assigns of the parties hereto.

18.    Third Party Beneficiaries.

         This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Company. Neither party shall make any commitments with third parties that are binding on the other party without the other party's prior written consent.

19.    Force Majeure.

         In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, terrorist acts, equipment or transmission failure or damage reasonably beyond its control, or other cause reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes. Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party's duties.

20.    Consequential Damages.

         Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, penal, special or incidential damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

21.    Severability.

         If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the valididty, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

22.    Counterparts.

         This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

23.    Captions.

         The captions and descriptive headings herein are for the convenience of the parties only. They do not in any way modify, amplify, alter or give full notice of the provisions hereof.

24.    Confidentiality.

         The Agent and the Company agree that all books, records, informtion and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the attached schedule shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law.

25.    Term and Termination.

         This Agreement shall remain in effect until the earlier of (a) thirty (30) days after the Expiration Date; (b) it is terminated by either party upon a material breach of this Agreement which remains uncured for 30 days after written notice of such breach has been provided; or (c) 30 days' written notice has been provided by either party to the other. Upon termination of the Agreement, the Agent shall retain all canceled Certificates and related documentation as required by applicable law.

26.    Notices.

         Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Agent and the Company required or permitted hereunder shall be delivered or mailed by first class mail, postage prepaid, telecopier or overnight courier guaranteeing next day delivery, addressed as follows:

       If to the Company, to:

The Gabelli Global Deal Fund One Corporate Center Rye, New York 10580-1422 Attn: Agnes Mullady

       If to the Agent, to:

[ ] Attn: _____________________

27.    Survival.

         The provisions of Paragraphs 14, 17, 19-21, 24, and 26-28 shall survive any termination, for any reason, of this Agreement.

28.    Merger of Agreement.

         This Agreement constitutes the entire agreement between the parties hereto and supercedes any prior agreement with respet to the subject matter hereof whether oral or written.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

[ ]	GABELLI GLOBAL DEAL FUND

By: ________________________________________	By: ______________________________________________

Date: ______________________________________	Date: ____________________________________________

Title: ______________________________________	Title: ____________________________________________

EXHIBIT A

Fee Schedule

[To come]